United States securities and exchange commission logo





                              March 13, 2023

       Diego Rojas
       Chief Executive Officer
       HNR Acquisition Corp.
       3730 Kirby Drive, Suite 1200
       Houston, TX 77098

                                                        Re: HNR Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 14,
2023
                                                            File No. 001-41278

       Dear Diego Rojas:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed February 14, 2023

       QUESTIONS AND ANSWERS ABOUT THE PURCHASE AND THE SPECIAL MEETING, page 6

   1. We note your disclosure at page 157 that the White Lion ELOC and EF Hutton PIPE of up to $35 million are
necessary to back up your investment funds from IPO investor redemptions. Please
revise to include disclosure in this section regarding the Common
                                                        Stock Purchase
Agreement and Registration Rights Agreement with White Lion, including that White
Lion will purchase up to $150,000,000 in aggregate gross purchase price of newly issued
shares of SPAC Common Stock at a discount to the market price.
                                                        Please also clarify the
status of the EF Hutton PIPE and discuss the key terms of such financings and the
potential impact of those securities on non-redeeming shareholders.
                                                        Highlight material
differences in the terms and price of securities issued at the time of the
                                                        IPO as compared to the
ELOC and PIPE contemplated at the time of the business
                                                        combination.
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp.
Comapany
March      NameHNR Acquisition Corp.
       13, 2023
March2 13, 2023 Page 2
Page
FirstName LastName
2. Please add a question and answer that discusses the MIPA termination provisions, including a termination right if the company has not obtained aggregate binding commitments of at least $60,000,000.00 in the form of debt, equity or other additional sources of capital from reputable lenders or financing providers, and in a form reasonably satisfactory to Seller. Please also update disclosure throughout the filing regarding the status of such financing and disclose all material risks.
Q: What are the U.S. federal income tax consequences of exercising my redemption rights?, page
10

3. Please revise your discussion of material U.S. federal income tax consequences here to address the intended tax treatment of the MIPA and the related transactions. In that regard, we note the MIPA states that the MIPA and the transactions contemplated thereby are intended to be treated as a taxable sale by the sellers of the target interests and an acquisition by buyer of an undivided interest in all of the assets of the Company. In addition, we note your cross-reference to disclosure under "Certain Material U.S. Federal income Tax Consequences of the Exercise of Redemption Rights to HNRA Stockholders,"
         but are unable to locate such discussion. Please revise or advise.
Q: What conditions must be satisfied to consummate the Purchase?, page 13

4. We note your disclosure at page 65 that in the event that all Redeemable Common stock is redeemed by the holders the Company would not have sufficient cash to close the
         Purchase under the terms currently agreed to with Pogo; the Company and Pogo would need to agree to modify the terms of the Purchase to adjust the Cash Consideration and increase the Seller Promissory Note amount issued to the Sellers; that there can be no assurance that such negotiations would be successful, nor that the terms of such amendments to the agreement would be favorable to the Company; and that, in the event that such amendments cannot be negotiated, the Company would not be able to satisfy the conditions to closing of the MIPA. Please revise to additionally include this disclosure in your related Q&A. Please also clearly disclose the redemption scenarios under which you would not be able to meet the condition that the Company will not have redeemed shares of SPAC Common Stock in an amount that would cause the Company to have less than
         $5,000,001 of net tangible assets.
SUMMARY OF THE PROXY STATEMENT, page 15

5. Please revise to include a diagram of your post-business combination ownership structure that depicts equity ownership under the minimum, interim and maximum redemption scenarios.
Summary of the Proxy Statement
Opinion of RSI & Associates, page 22

6.       Please expand the disclosure of total proved reserves (PDP+PNP+PUD)
and proved
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp.
Comapany
March      NameHNR Acquisition Corp.
       13, 2023
March3 13, 2023 Page 3
Page
FirstName LastName
         developed producing reserves (PDP) to additionally disclose the natural gas reserves which are reflected in the total PV-10% values. This comment also applies to the comparable disclosure on page 83.
Risks Relating to Pogo's Industry, page 24

7.       The disclosure stating that a substantial majority of Pogo   s
revenues are from the crude oil
         and gas producing activities of its E&P operators and are derived from royalty payments appears inconsistent with disclosure elsewhere on page 96 stating that Pogo is the sole operator and generates revenue from its net revenue interests associated with a 100%
         working interest. Please revise your disclosure to correct the inconsistency or tell us why a revision in not needed.
Risk Factors, page 32

8. Please revise to include a risk factor that the Common Stock Purchase Agreement which uses a discount to the VWAP at the time of the put results in negative pressure on the stock price following the consummation of the Business Combination.
9. Please include risk factor disclosure discussing that the Sponsor has elected to exercise the extension option to extend the time to consummate an initial business combination to May
         15, 2023 and describe the proceeds deposited in the Trust Account by the Sponsor relating to the additional extension period.
The announcement and pendency of the proposed Purchase may adversely affect our business, financial condition and results of operations..., page 53

10. You disclose that you are currently subject to litigation related to the proposed Purchase, which could prevent or delay the consummation of the proposed Purchase or result in significant costs and expenses. Please discuss the facts and circumstances surrounding this lawsuit.
HNRA's existing stockholders will experience dilution as a consequence of the Purchase, page
55

11. Please revise this risk factor to define the term "Additional Consideration" and discuss the potentially dilutive impact of the White Lion RRA, including the approximate number of shares subject to such agreement. In addition, please quantify the total number of shares of common stock that will have registration rights following the consummation of the transactions.
Unaudited Pro Forma Combined Financial Information, page 57

12.      We note concurrently with the execution of the MIPA, you entered into a SPAC
         Stockholder Support Agreement with certain holders of your common stock and warrants.
         Please detail how the terms of this agreement have been considered in the preparation of the pro forma financial information.
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp.
Comapany
March      NameHNR Acquisition Corp.
       13, 2023
March4 13, 2023 Page 4
Page
FirstName LastName
Note 5. Pro Forma Loss Per Share, page 66

13. We note that you have excluded 8,625,000 shares from your calculation of weighted average shares outstanding, basic and diluted under the maximum redemption scenario.
         We also note that you have an unfunded $88.1 million purchase price liability under the maximum redemption scenario. Please tell us and disclose whether you potentially intend to fund this liability utilizing the common stock purchase agreements transacted with
         White Lion. If so, tell us how you considered depicting the pro forma EPS calculation under the full redemption scenario assuming White Lion acquired the appropriate number of shares to raise a sufficient amount required to satisfy cash conditions pursuant to the terms of the proposed business combination.
14. We note that you have recorded net income available to common shareholders for all periods presented. Footnote 1 to your tabular disclosure specifies that the potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive. Please revise this disclosure to clarify that the you recorded net income and disclose the reason why the warrants are anti-dilutive, if this is your conclusion. Unaudited Pro Forma Combined Financial Information
Notes to Unaudited Pro Forma Combined Financial Statements
6.Supplemental Oil and Gas Reserve Information (Unaudited)
Estimated Net Quantities of Oil and Gas Reserves, page 67

15.      Please expand your disclosure on page 67 to provide the identity of
the entity    Lonestar,
         the relevance to the estimate of reserves and the standardized measure of discounted future net cash flows, and the relationship with Pogo Resources. Also, please revise your disclosure to correct the figure for the Pro Forma Combined undeveloped reserves presented on page 68.
Background of the Purchase, page 78

16. We note your disclosure regarding your search process for a target business, including that your search started with 20 potential targets. Please revise to provide additional detail on the process for identifying potential business combination targets and how you narrowed the original 20 potential targets down to 9 prospects. Please also explain in greater detail why you determined not to pursue a transaction with any other such potential targets.
17. Please substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of HNRA and
         Pogo, including identifying the individuals that participated in each negotiation, the material terms that were discussed, how parties' positions differed, and how issues were resolved. Revise to clarify the material terms that were included in the letter of intent executed on September 20, 2022 and how the terms of the business combination evolved during negotiations. Clarify how the transaction structure and consideration evolved
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp.
Comapany
March      NameHNR Acquisition Corp.
       13, 2023
March5 13, 2023 Page 5
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FirstName LastName
         during the negotiations, including the proposals and counter-proposals made during the course of the negotiations with respect to the material terms of the purchase. Please also discuss the negotiation of key aspects of the proposed transaction, including how the transaction structure and consideration evolved during the negotiations, including proposals and any counter-proposals and the SPAC Stockholder Support Agreement.
HNRA's Board's Reasons for the Approval of the Purchase, page 80

18. The current disclosure appears conclusory in nature. Please revise to clarify the reasons for approval of the business combination and disclose any potentially negative factors the board considered prior to approving the purchase.
Fairness Opinion of RSI & Associates, Inc., page 83

19. We note the fairness opinion at Annex C states that RSI & Associates, Inc. reviewed, considered and relied upon Financial Projections prepared by HNRA for periods ending
         2023-2025. Please revise to disclose such projections and qualitatively and quantitatively describe all material assumptions underlying such projections. Refer to Item 1015(b)(6) of
         Regulation M-A.
20. Please expand your disclosure to discuss in greater detail the analysis conducted by RSI
         & Associates, Inc. in determining that the purchase price is fair. For example, we note your disclosure that RSI & Associates, Inc. considered other similar transactions that also focus on PDP PV-10% proved reserves. Please revise to describe such transactions.
21. Please revise to disclose the fee paid to RSI & Associates, Inc. for delivery of the fairness opinion.
Information About Pogo
Pogo's Working Interests in Grayburg-Jackson Field, page 96

22. Disclosure on page 97, as of September 30, 2022, states the estimated total proved reserves of 18,169 MBoe were 84% oil and 16% natural gas. These percentages appear to be inconsistent with the figures of 17,531 MBbls of oil (96% of the total reserves) and
         3,825 MMcf (4% of the total reserves) disclosed on page 101. Please revise your disclosure to correct the inconsistency or tell us why a revision is not needed.
Summary of Reserves
PUDs, page 102

23. Please expand your disclosure to provide the material changes in proved undeveloped reserves that occurred during year ended December 31, 2021. Your disclosure should clearly identify the source of each change, e.g. revisions, improved recovery, extensions and discoveries, transfers to proved developed, sales and acquisitions, and to include an explanation relating to each of the items you identify. If two or more unrelated factors are combined to arrive at the overall change for an item, you should separately identify and
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp.
Comapany
March      NameHNR Acquisition Corp.
       13, 2023
March6 13, 2023 Page 6
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FirstName LastName
         quantify each material factor so that the change in net reserve quantities between periods is fully explained.

         The disclosure of revisions in previous estimates of your proved undeveloped reserves in particular should identify the changes associated with individual factors, such as changes caused by commodity prices, costs, interest adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements in Item 1203 of Regulation S-K.

         This comment also applies to the narrative explanations of the significant changes that occurred in the total net proved reserves provided on page F-56 for each line item shown in the reconciliation, other than production, and for each of the periods presented. Refer to
         FASB ASC 932-235-50-5.
24. We note that you did not convert any of the proved undeveloped reserves disclosed as of
         December 31, 2021 to developed reserves during the nine months ended September 31,
         2022. Please expand your disclosure to discuss the progress made, including the capital expenditures incurred to convert your proved undeveloped reserves during the year, and any factors that impacted or otherwise limited your progress in the conversion of your proved undeveloped reserves to developed status. This comment also applies, as appropriate, to your expanded disclosure of the changes that occurred as of the end of the most recent year-end, for the twelve months ended December 31, 2021. Refer to the disclosure requirements in Item 1203(c) of Regulation S-K.
25.      Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and question
131.04 in the
         Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules and expand your disclosure to clarify that all of the proved undeveloped reserves as of
         December 31, 2021 are part of a development plan adopted by management including approval by the Board, if such approval is required.

         To the extent that there are material amounts of proved undeveloped reserves that will not be converted to proved developed status within five years of initial disclosure as proved reserves, please expand your disclosure to explain the reasons for the delay. Refer to Item
         1203(d) of Regulation S-K and the answer to question 131.03 in the Compliance and
         Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules. Acreage and Ownership, page 103

26. Please expand the acreage disclosure to provide the figures for both the gross and net developed acreage and the gross and net undeveloped acreage. Please note acreage held by production that encompasses those leased acres on which wells have not been drilled or completed is undeveloped regardless of whether such acreage contains proved reserves. Refer to the disclosure requirements in Items 1208(a) and 1208(b) and the definitions in 1208(c) of Regulation S-K.
 Diego Rojas
HNR Acquisition Corp.
March 13, 2023
Page 7
Drilling Results, page 103

27. Please expand the disclosure of productive wells to provide the figures for the total number of gross and net productive wells and separately disclose the figures for the number of gross and net productive oil wells and the number of gross and net productive natural gas wells. Additionally revise the header to indicate the information relating to the disclosure is for Productive Wells. Refer to the disclosure requirements in Item 1208(a)
         and the definitions in Item 1208(c) of Regulation S-K.
28. Disclosure on page 97, as of September 30, 2022, states that Pogo had production from
         342 vertical wells; however, the Opinion of RSI & Associates on page 22 states there are currently 537 out of 550 wells producing. Please expand the disclosure to explain the reason for the difference or revise your disclosure to correct the inconsistency.
29. Please expand the disclosure under the section Drilling Results to present the information relating to number of net productive and dry exploratory wells and the number of net productive and dry development wells drilled during each of the last three fiscal years.
         Refer to the disclosure requirements and definitions in Item 1205 of Regulation S-K.
30. Please expand you disclosure under a separate section to provide a description of your present activities, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion, the number of waterfloods in the process of being installed, pressure maintenance operations, and any other related activities of material importance at the end of the most recent fiscal year or as of a more current date such as September 30, 2022. Refer to the disclosure requirements in
Item 1206 of
         Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Pogo
Overview, page 113

31.      We note disclosure indicating Pogo   s assets consist of 13,700 gross
(11,508 net) acres on
         page 113 and Annex C-1, C-2 and that Pogo owned interests in 342 gross (287 net)
         producing wells on pages 115, 116, 118, and 119. Please refer to the definitions of a gross and a net well or acre in Item 1208(c) and revise your disclosure accordingly.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Pogo
Cash Flows, page 121

32. Please refer to your discussion of investing activities and revise to address the decrease in
FirstName LastNameDiego Rojas
       net cash used in investing activities during the nine months ended September 30, 2022, as
Comapany    NameHNR
       compared         Acquisition
                  to 2021           Corp. in net cash used in investing
activities during fiscal
                          and the increase
March 2021,  as compared
       13, 2023  Page 7 to fiscal 2020.
FirstName LastName
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp.
Comapany
March      NameHNR Acquisition Corp.
       13, 2023
March8 13, 2023 Page 8
Page
FirstName LastName
MARKET PRICES AND DIVIDENDS, page 157

33. We note your disclosure that the payment of dividends following completion of the
         Purchase will be at the sole discretion of the Post-Combination
Company   s board of
         directors, which may change its dividend philosophy at any time. Please include a corresponding risk factor.
Annex C, page C-1

34. We note the fairness opinion from RSI & Associates included as Annex C states that the
         "opinion is solely for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction." This language suggests that shareholders may not consider or rely on the information in the opinion which you have included with your proxy statement. Please revise to remove this limitation on reliance. Pogo Resources, LLC
Notes to the Consolidated Financial Statements
Note 12. Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited) Reserve Quantity Information (Unaudited), page F-55

35. We note the total sales volumes for fiscal 2021 disclosed on pages 102 and 120 were 331
         MBbls of crude oil and 352 MMcf of natural gas or 389 MBoe in total; however, the production volumes disclosed on page F-56 for the year ended December 31, 2021 were
         332 MBbls of crude oil and 355 MMcf of natural gas or 391 MBoe in total. We also note a similar inconsistency in the disclosure of the total sales volumes for fiscal 2020 on page
         120 of 199 MBbls of crude oil and 323 MMcf of natural gas or 253 MBoe compared to the production volumes on page F-56 for the year ended December 31, 2020 of 194
         MBbls of crude oil and 156 MMcf of natural gas or 220 MBoe in total. Please explain the reason for these differences or revise your disclosure to correct these apparent inconsistencies.
36. We note disclosure of significant additions in total proved reserves due to extensions and discoveries for each period presented. Please expand the discussion of the changes that occurred to separately disclose the net quantities of reserves added as new proved undeveloped reserves apart from the net quantities of reserves, if any, added from the addition of volumes that were not assigned as proved undeveloped reserves at the beginning of the fiscal year but subsequently resulted in the addition of proved developed reserves by fiscal year-end. Refer to the disclosure requirements in FASB ASC 932-235-
         50-5.
Standardized Measure of Discounted Future Net Cash Flows (Unaudited), page F-56

37. Please expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp.
Comapany
March      NameHNR Acquisition Corp.
       13, 2023
March9 13, 2023 Page 9
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FirstName LastName
         presented. This comment also applies to the disclosure on page 68. Refer to the disclosure requirements in FASB ASC 932-235-50-36.

         If the abandonment costs, including such costs related to your proved undeveloped reserves, have not been included, please explain to us your rationale for excluding these costs from your calculation of the standardized measure.
Exhibits

38. The reserve reports prepared by William M. Cobb & Associates, Inc. and filed as Annex
         D, E and F are each addressed to Pogo Resources, LLC; however, the entries shown in the table of contents on page i of the Proxy Statement reference each report to "LH Operating,
         LLC." Please explain to us the relationship between LH Operating, LCC and Pogo
         Resources, LLC and tell us the reason for using the reference to LH Operating, LLC in your disclosure.
39. The disclosures in Annex D, E, and F do not appear to address all of the requirements of the reserve report pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file revised reserve reports to include disclosure addressing the following points:
             The purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission -
Item 1202(a)(8)(i).
             The date on which the report was completed - Item 1202(a)(8)(ii).
             The proportion of the registrant   s total reserves covered by the
report - Item
              1202(a)(8)(iii).
             A statement that the assumptions, data, methods, and procedures used are appropriate for the purpose of the report - Item 1202(a)(8)(iv).
             A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves - Item 1202(a)(8)(vi).
             Disclosure of the volume weighted average realized prices after adjustments for location and quality differentials, by product type, as part of the discussion of the economic assumptions - Item 1202(a)(8)(v).
             Clarification as to whether there are any variable operating costs in addition to the fixed monthly operating costs identified in the report as part of the economic assumption - Item 1202(a)(8)(v).
             A description of the nature of the "Other Costs" shown in the economic summary projection tables as part of the discussion of the economic assumptions - Item
              1202(a)(8)(v).
             Clarification as to whether the cost to abandon the proved properties is included as part of the future development costs as part of the discussion of the economic assumptions- Item 1202(a)(8)(v).
             A statement that the third party used all methods and procedures it considered necessary under the circumstances to prepare the report - Item 1202(a)(8)(viii).
             The reserve report refers to a separate report under the heading Additional Potential on page 3 which is not provided. The separate reserve report should be included to the extent that it includes estimates of reserves consistent with the defintions in Rule
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp.
Comapany
March      NameHNR Acquisition Corp.
       13, 2023
March1013, 2023 Page 10
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FirstName LastName
              4-10(a) of Regulation S-X, or alternatively, remove the reference if you do not intend to include this supplemental information.
General

40. Please quantify the aggregate dollar amount and describe the nature of what your sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
41. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
42. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
43.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise of all securities.
44. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
45. We note your disclosure regarding conflicts of interest as they pertain to material interests
         in the transaction held by the sponsor and the company   s officers
and directors. Please
         clarify how the board considered those conflicts in negotiating and recommending the business combination.
46. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
47. We note your unaudited pro forma condensed combined financial statements show the potential impact of redemptions on the per share value of shares owned by non-redeeming shareholders assuming no redemptions, or the No Redemptions scenario, and assuming maximum redemptions, or the Maximum Redemptions scenario. Please revise to include an interim redemption level.
48. Please revise to disclose all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution,
 Diego Rojas
HNR Acquisition Corp.
March 13, 2023
Page 11
         including the amount of equity held by founders, at each of the redemption levels detailed, including any needed assumptions.
49. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
50. It appears that the underwriting fee remains constant and is not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level related to dilution.
51. We note your disclosure that concurrently with the execution of the MIPA, the Company entered into a SPAC Stockholder Support Agreement with certain of the holders of the
         Company   s common stock and warrants (each, a    SPAC Stockholder
), pursuant to
         which, among other things, each SPAC Stockholder agrees not to exercise redemption rights or otherwise elect to redeem, tender or submit for redemption any securities pursuant to or in connection with the transactions contemplated by the MIPA, and waives any redemption rights. Please revise to clarify the aggregate voting power those stockholders hold and describe any consideration provided in exchange for this agreement.
52. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a
         U.S. government entity, such as the Committee on Foreign Investment in the United
         States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
         Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
53. We note that the execution and delivery of the registration rights agreement and board observer agreement are conditions precedent to the to the obligation of the Seller to consummate the transactions. Please include the registration rights agreement and the
FirstName LastNameDiego Rojas
       board observer agreement as annexes to the proxy statement. Please also include or
Comapany   NameHNR
       incorporate     Acquisition
                   by reference the Corp.
                                    common stock purchase agreement and
registration rights
March agreement   with11
       13, 2023 Page   White Lion.
FirstName LastName
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp.
Comapany
March      NameHNR Acquisition Corp.
       13, 2023
March1213, 2023 Page 12
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Matthew Ogurick